SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 6, 2008
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Execution of Stockholders Rights Agreement; Certificate of Designations of Preferred Stock
          On October 6, 2008, Navios Maritime Holdings Inc. (the “Company”) executed a Stockholders Rights Agreement (the “Rights Agreement”) by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement provides that on October 16, 2008, the holders of record of the Company’s common stock on such date, and all subsequent issuances of common stock, shall receive a dividend of one right (a “Right”). Each Right represents the right of the holder, among other things, to purchase one one-thousandth of a share of Preferred Stock. The rights, preferences and privileges of the Preferred Stock are as set forth in the Company’s Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock, that the Company filed with the Republic of Marshall Islands on October 6, 2008. A summary of the Rights is included in the Form 8-A filed by the Company with the Securities and Exchange Commission on October 6, 2008.
          A copy of each of the Rights Agreement and the Certificate of Designations is furnished as Exhibit 99.1 and 99.2, respectively, to this Report and is incorporated herein by reference.
          This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By: /s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: October 6, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Stockholders Rights Agreement, dated as of October 6, 2008, by and between Navios Maritime Holdings Inc. and Continental Stock Transfer & Trust Company

99.2	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock dated October 6, 2008